UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                               AMENDMENT NO. 9 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              DERMA SCIENCES, INC.
                              --------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    249827106
                                    ---------
                                 (CUSIP Number)

                                 Bruce F. Wesson
                             Senior Managing Member
                                Claudius, L.L.C.
                           610 Fifth Avenue, 5th Floor
                               New York, NY 10020
                                 (212) 218-4990
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :.

Note: Schedules filed in paper format shall include a signed original and five copies with the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                                               Page 1 of 9 Pages

          Page 2 of 9 of the initial Schedule 13D pertaining to the Common Shares of Derma Sciences, Inc., a Pennsylvania corporation, filed with the Securities and Exchange Commission ("SEC") on February 6, 1998 for an event on January 23, 1998, and subsequently amended on September 18, 1998 by Amendment No. 1, and on August 24, 1999 by Amendment No.2, and on January 10, 2000 by Amendment No. 3, and on August 7, 2000 by Amendment No. 4, and on March 19, 2001 by Amendment No. 5, and on March 16, 2002 by Amendment No. 6, and on May 16, 2003 by Amendment No. 7, and on June 23, 2003 by Amendment No. 8, is hereby further amended to read as follows:

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 249827106                                 PAGE 2 of 9 PAGES
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Galen Partners III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
                                                             |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
 NUMBER OF                        4,890,201 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
 OWNED BY                         0
   EACH         ----------------------------------------------------------------
 REPORTING           9    SOLE DISPOSITIVE POWER
PERSON WITH                       4,890,201
                ----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
                          4,890,201
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                      |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          35.4%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                          PN
--------------------------------------------------------------------------------

          Page 3 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                   SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 249827106                                 PAGE 3 of 9 PAGES
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Galen Partners International III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(D) or 2(E)
                                                             |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
 NUMBER OF                        442,995 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
 OWNED BY                         0
   EACH         ----------------------------------------------------------------
 REPORTING           9    SOLE DISPOSITIVE POWER
PERSON WITH                       442,995
                ----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
                          442,995
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                      |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          3.2%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                          PN
--------------------------------------------------------------------------------

          Page 4 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 249827106                                 PAGE 4 of 9 PAGES
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Galen Employee Fund III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(D) or 2(E)
                                                             |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
 NUMBER OF                        20,044 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
 OWNED BY                         0
   EACH         ----------------------------------------------------------------
 REPORTING           9    SOLE DISPOSITIVE POWER
PERSON WITH                       20,044
                ----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
                          20,044
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                      |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          0.15%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                          PN
--------------------------------------------------------------------------------

          Page 5 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 249827106                                 PAGE 5 of 9 PAGES
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          William R. Grant
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
          PF
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(D) or 2(E)
                                                             |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
 NUMBER OF                        774,500 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
 OWNED BY                         0
   EACH         ----------------------------------------------------------------
 REPORTING           9    SOLE DISPOSITIVE POWER
PERSON WITH                       774,500
                ----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
                          774,500
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                      |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          5.6%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                          IN
--------------------------------------------------------------------------------

          The first paragraph of Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

          "This statement covers a total of 6,127,740 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 1,936,500 shares of Common Stock, (ii) 543,267 shares of Series B Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series B Preferred Shares"), which as of the date hereof are convertible into an aggregate of 543,267 shares of Common Stock, (iii) 617,184 shares of Series C Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series C Preferred Shares"), which as of the date hereof are convertible into an aggregate of 617,184 shares of Common Stock,
          (iv) 1,071,345 shares of Series D Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series D Preferred Shares"), which as of the date hereof are convertible into an aggregate of 1,071,345 shares of Common Stock, and (v) 1,959,444 warrants (the "Warrants"), which as of the date hereof may be exercised for an aggregate of 1,959,444 shares of Common Stock. The Common Stock, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".

          The third paragraph of Item 3 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

          "William R. Grant, a Reporting Person, acquired in a private transaction with the Issuer on January 31, 2005, 100,000 units at a purchase price of $0.50 per unit for an aggregate amount of $50,000 in cash. The units consist of 100,000 shares of Common Stock and warrants to purchase an additional 100,000 shares of Common Stock."

          Item 5, subpart (a) of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

          (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:

================= ==================== ==================== ================ ================= ==================
      (1)                 (2)                  (3)                (4)              (5)                (6)
----------------- -------------------- -------------------- ---------------- ----------------- ------------------
                                       Number of Shares     Number of Shares
                                       of Common Stock      of Common Stock
                                       into which Series    which may be                       Percentage of
                                       B, Series C and      acquired                           Outstanding
                                       Series D Preferred   pursuant to      Total of          Shares of Common
                  Number of Shares     Stock is             exercise of      Columns (2),      Stock (see Note
Reporting Person  of Common Stock      Convertible          Warrants         (3) and (4)       below)
================= ==================== ==================== ================ ================= ==================
Galen                  1,152,611            2,038,869             1,698,721        4,890,201         35.4%
----------------- -------------------- -------------------- ---------------- ----------------- ------------------
Galen Intl               104,654              184,577               153,764          442,995          3.2%
----------------- -------------------- -------------------- ---------------- ----------------- ------------------
GEF                        4,735                8,350                 6,959           20,044          0.15%
----------------- -------------------- -------------------- ---------------- ----------------- ------------------
Grant                    674,500                    0               100,000          774,500          5.6%
----------------- -------------------- -------------------- ---------------- ----------------- ------------------
   Total               1,936,500            2,231,796             1,959,444        6,127,740         44.35%
================= ==================== ==================== ================ ================= ==================

          Note: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the total in the bottom rows of columns
(3) and (4) to 9,624,007 (the number of shares of Common Stock outstanding as of September 30, 2004, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter then ended, plus the 100,000 shares of Common Stock acquired by William R. Grant as reported herein (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (5) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:  February 2, 2005                    GALEN PARTNERS III, L.P.
                                           By: Claudius, L.L.C.

                                           By: /s/ Bruce F. Wesson
                                               -------------------
                                               Managing Member


                                           GALEN PARTNERS
                                           INTERNATIONAL III, L.P.
                                           By: Claudius, L.L.C

                                           By: /s/ Bruce F. Wesson
                                               -------------------
                                               Managing Member


                                           GALEN EMPLOYEE FUND III, L.P.
                                           By: Wesson Enterprises, Inc

                                           By: /s/ Bruce F. Wesson
                                               -------------------
                                               President


[Signatures continued on next page.]

                                           CLAUDIUS, L.L.C.

                                           By: /s/ Bruce F. Wesson
                                               -------------------
                                               Managing Member


                                           WESSON ENTERPRISES, INC.

                                           By: /s/ Bruce F. Wesson
                                               -------------------
                                               President


                                           WILLIAM R. GRANT

                                           By: /s/ Bruce F. Wesson
                                               -------------------
                                               Bruce F. Wesson, Attorney-In-Fact


                                           BRUCE F. WESSON

                                           /s/ Bruce F. Wesson
                                           -------------------
                                           Bruce F. Wesson


                                           L. JOHN WILKERSON

                                           By: /s/ Bruce F. Wesson
                                               -------------------
                                               Bruce F. Wesson, Attorney-In-Fact


                                           DAVID JAHNS

                                           By: /s/ Bruce F. Wesson
                                               -------------------
                                               Bruce F. Wesson, Attorney-In-Fact


                                           SRINI CONJEEVARAM

                                           By: /s/ Bruce F. Wesson
                                               -------------------
                                               Bruce F. Wesson, Attorney-In-Fact


                                           ZUBEEN SHROFF

                                           By: /s/ Bruce F. Wesson
                                               -------------------
                                               Bruce F. Wesson, Attorney-In-Fact